Exhibit 99.3

12900 Ossen Innovation Co., Ltd VIF

Proof 2

Annual General Meeting of Shareholders of Ossen Innovation Co., Ltd.

Date: November 23, 2020
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

		For	Withhold	
Proposal 1.	Election of Directors:			
	01 - Liang Tang	☐	☐	
	02 - Wei Hua	☐	☐	
	03 - Junhong Li	☐	☐	
	04 - Yingli Pan	☐	☐	
	05 - Zhongcai Wu	☐	☐	
		For	Against	Abstain
Proposal 2.	The appointment of BDO China Shu Lun Pan Certified Public Accounts LLP as the Company's independent registered accounting firm.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above
Please Sign Here	Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of OSSEN INNOVATION CO., LTD. to be held on November 23, 2020 For Holders as of October 23, 2020

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 PM (New York time) on November 17, 2020.

PROXY TABULATOR FOR
OSSEN INNOVATION CO., LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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12900 Ossen Innovation Co., Ltd VIF.indd 1

10/15/2020 4:43:52 PM

12900 Ossen Innovation Co., Ltd VIF Proof 2 PROXY TABULATOR FOR OSSEN INNOVATION CO., LTD. P.O. Box 8016 CARY, NC 27512-9903 OSSEN INNOVATION CO., LTD. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 PM (New York time) on November 17, 2020) The undersigned holder of American Depositary Shares (“ADSs”) representing ordinary shares (“Ordinary Shares”) of OSSEN INNOVATION CO., LTD. (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to vote or cause to be voted the amount of Ordinary Shares represented by such ADSs registered in the name of the undersigned on the books of the Depositary as of the close of business October 23, 2020 at the Annual General Meeting of Shareholders of the Company to be held on November 23, 2020 at 10:00 A.M. China time, in respect of the resolutions specified on the reverse side. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that the Depositary will not vote or attempt to exercise the right to vote attached to the ADSs other than in accordance with the instructions set forth in this form. (Continued and to be marked, dated and signed, on the other side) 12900 Ossen Innovation Co., Ltd VIF.indd 2 10/15/2020 4:43:52 PM